                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )


                          Medical Manager Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  58461U 10 3
                                  -----------
                                 (CUSIP Number)

                            Bradley D. Houser, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 July 23, 1999
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D


CUSIP NO. 58461U 10 3                                PAGE 2 OF 11
----------------------------                         ---------------------------

            Name of reporting persons
    1       S.S. or I.R.S. Identification No. of above persons (Entities Only)
            Michael A. Singer
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group              (a)[ ]
    2       (See Instructions)
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            United States of America
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        3,684,375
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           3,684,375
                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            3,684,375
--------------------------------------------------------------------------------
            Check box if the aggregate amount in row (11) excludes certain
    12      shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            10.3%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461U 10 3                                PAGE 3 OF 11
----------------------------                         ---------------------------

            Name of reporting persons
    1       S.S. or I.R.S. Identification No. of above persons (Entities Only)
            MAS 1997 Family Limited Partnership
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group              (a)[ ]
    2       (See Instructions)
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            Texas
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        3,668,750
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           3,668,750
                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            3,668,750
--------------------------------------------------------------------------------
    12      Check box if the aggregate amount in row (11) excludes certain
            shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            10.2%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 58461U 10 3                                PAGE 4 OF 11
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1 S.S. or I.R.S. Identification No. of above persons (Entities Only) MAS 1997 Manager, Inc.
--------------------------------------------------------------------------------
            Check the appropriate box if a member of a group              (a)[ ]
            (See Instructions)
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC use only
    3

--------------------------------------------------------------------------------
            Source of funds (See Instructions)
    4
            OO
--------------------------------------------------------------------------------
            Check box if disclosure of legal proceedings is required
    5       pursuant to Items 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            Citizenship or place of organization
    6
            Texas
--------------------------------------------------------------------------------
                                           Sole voting power
                                    7
          NUMBER OF                        3,668,750
            SHARES                  --------------------------------------------
         BENEFICIALLY                      Shared voting power
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         Sole dispositive power
             WITH                   9
                                           3,668,750

                                    --------------------------------------------
                                           Shared dispositive power
                                    10
                                           -0-
--------------------------------------------------------------------------------
            Aggregate amount beneficially owned by each reporting person
    11
            3,668,750

--------------------------------------------------------------------------------
    12      Check box if the aggregate amount in row (11) excludes certain
            shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
            Percent of class represented by amount in row (11)
    13
            10.2%
--------------------------------------------------------------------------------
            Type of reporting person (See Instructions)
    14
            CO
--------------------------------------------------------------------------------

                                                      PAGE 5 of 11
                                                      --------------------------


ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Medical Manager Corporation, a Delaware corporation (the "Company"). The Company is engaged in three principal business activities, plastics and filtration technologies, healthcare communications, and physician practice management systems. The Company is heaquartered at River Drive Center 2, 669 River Drive, Elmwood Park, New Jersey 07407. The Company, which was formerly known as Synetic, Inc., recently completed a business combination by which it acquired Medical Manager Systems, Inc. ("Medical Manager Systems"), which was formerly known as Medical Manager Corporation. Upon the completion of this business combination, the Company changed its name to Medical Manager Corporation and the former Medical Manager Corporation entity changed its name to Medical Manager Systems, Inc., and became a wholly owned subsidiary of the Company.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement on Schedule 13D is being filed jointly by and on behalf of Michael A. Singer, MAS 1997 Family Limited Partnership, a Texas limited partnership ("MFLP"), and MAS 1997 Manager, Inc., a Texas corporation ("MMI" and, together with Mr. Singer and MFLP, the "Reporting Persons"), with respect to their ownership of the Common Stock of the Company, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  Mr. Singer's business address is 15151 N.W. 99th St., Alachua, Florida 32615 and the business address of MFLP and MMI is 8989 Westheimer Street, Suite 228E, Houston, Texas 77063. Mr. Singer's principal occupation is Vice Chairman and Co-Chief Executive Officer of the Company. Mr. Singer is also the sole shareholder, executive officer and director of MMI and the sole limited partner of MFLP. MMI's principal business is to serve as the sole general partner of MFLP. MFLP's principal business is to make, hold, and manage certain of Mr. Singer's investments in publicly-traded and other companies. Mr. Singer is a citizen of the United States of America.

                  None of the Reporting Persons has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                                                      PAGE 6 of 11
                                                      --------------------------


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  In February 1997, in connection with the closing of Medical Manager Systems' initial public offering and certain mergers related thereto, Mr. Singer received, as partial consideration for his interests in the merged companies, 6,370,000 shares of Medical Manager Systems common stock (the "MMSI Common Stock"). On May 1, 1997, Mr. Singer purchased 25,000 shares of MMSI Common Stock for cash and transferred such shares into a limited partnership and a trust for the benefit of certain members of his family. On December 30, 1997, Mr. Singer transferred 63,700 shares of MMSI Common Stock to MMI as a capital contribution. On December 30, 1997 MMI transferred 63,700 shares of MMSI Common Stock to MFLP as a capital contribution. On December 30, 1997, Mr. Singer transferred 6,306,300 shares of MMSI Common Stock to MFLP as a capital contribution. On April 23, 1998, Mr. Singer, indirectly through MFLP, sold 500,000 shares of MMSI Common Stock in an underwritten public offering conducted by Medical Manager Systems.

                  On May 16, 1999, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Medical Manager Systems (under its former name) and Marlin Merger Sub, Inc. ("Marlin"), a Delaware corporation and a wholly owned subsidiary of the Company. Pursuant to the Merger Agreement, on July 23, 1999, Marlin was merged with and into Medical Manager Systems (the "Merger"), with Medical Manager Systems continuing as the surviving corporation and a wholly owned subsidiary of the Company. In connection with the Merger, each share of MMSI Common Stock, including all shares of MMSI Common Stock held by the Reporting Persons, has been converted into the right to receive 0.625 shares of the Common Stock of the Company.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons have acquired the Common Stock for investment purposes and none of the Reporting Persons have any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

                                                      PAGE 7 of 11
                                                      --------------------------



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) Mr. Singer may be deemed to own beneficially 3,684,375 shares of Common Stock (which includes 3,668,750 shares of Common Stock beneficially owned by MFLP and MMI as described below), representing approximately 10.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 35,847,743 shares of Common Stock issued and outstanding as of the effective time of the Merger). Mr. Singer has the sole power to vote and the sole power to dispose of the 3,684,375 shares of Common Stock which he may be deemed to own beneficially.

                  MFLP may be deemed to own beneficially 3,668,750 shares of Common Stock, representing approximately 10.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 35,847,743 shares of Common Stock issued and outstanding as of the effective time of the Merger). MFLP has the sole power to vote and the sole power to dispose of the 3,668,750 shares of Common Stock which it is deemed to own beneficially.

                  MMI may be deemed to own beneficially the 3,668,750 shares of Common Stock beneficially owned by MFLP as described above, representing approximately 10.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 35,847,743 shares of Common Stock issued and outstanding as of the effective time of the Merger). MMI has the sole power to vote and the sole power to dispose of the 3,668,750 shares of Common Stock which it was deemed to own beneficially.

                  (c) Except with respect to the right to receive .625 shares of Common Stock in exchange for each share of MMSI Common Stock, as described herein and as set forth in the Merger Agreement, there have been no other transactions in any securities of the Company affected by any of the Reporting Persons during the past 60 days.

                  (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company reported by this Amendment.

                  (e) Not applicable.

                                                      PAGE 8 of 11
                                                      --------------------------




ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On May 16, 1999, Mr. Singer, along with Messrs. Kang and Mehrlich (the "Rights Holders"), entered into a Registration Rights Agreement with the Company which gives the Rights Holders the right to demand two registrations with the Commission of their shares of Common Stock. The first demand registration may be requested by two of the three Rights Holders for a number of shares of the Common Stock up to an aggregate of 50% of the Common Stock received by each of the Rights Holders in the merger, so long as at least 500,000 shares of eligible Common Stock are registered. The second demand registration, which may be requested any time after one year from the date the first demand registration statement becomes effective, subject to certain restricted periods of sale, may be made by any of the Rights Holders for 50% of the Common Stock received by each of the Rights Holders in the merger, so long as at least 100,000 shares of eligible Common Stock are registered. By letter agreement dated July 23, 1999, the parties to the Registration Rights Agreement amended the agreement to (i) delete the requirement for the Company to publish consolidated financial statements of the combined operations of the Company and Medical Manager Systems covering a period of at least thirty (30) days of post-merger operations and (ii) to extend the latest date that the first demand registration provided in the Registration Rights Agreement may be exercised to ninety (90) days after July 23, 1999.

                  Other than the Registration Rights Agreement or as otherwise described herein, none of the Reporting Persons are a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 Joint Filing Agreement, dated July 23, 1999, by and among the Reporting Persons.

                  Exhibit 2 Registration Rights Agreement by and among Medical Manager Corporation and Messrs. Singer, Kang and Mehrlich (incorporated by reference to Exhibit 4.3 of the Company's Amendment No. 1 to Registration Statement on Form S-4, filed with the Commission on June 24, 1999).

                  Exhibit 3 Letter Agreement by and among Medical Manager Corporation and Messrs. Singer, Kang and Mehrlich amending Sections 2.02(a) and 2.02(c) to the Registrant Rights Agreement.

                                                      PAGE 9 of 11
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Michael A. Singer
                                   ---------------------------------------------
                                   Michael A. Singer



Dated: July 23, 1999

                                                      PAGE 10 of 11
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MAS 1997 Family Limited Partnership



                                   By:  MAS 1997 Manager, Inc., a general
                                        partner


                                   By: /s/ Michael A. Singer
                                       ----------------------------------------
                                       Michael A. Singer
                                       President


Dated:  July 23, 1999

                                                      PAGE 11 of 11
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   MAS 1997 Manager, Inc.



                                   By: /s/ Michael A. Singer
                                       -----------------------------------------
                                       Michael A. Singer
                                       President


Dated:  July 23, 1999